CUSIP No. 00767E102	Page 1 of 3 Pages
SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Aegerion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00767E102
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 00767E102	Page 2 of 3 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.
This statement constitutes Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) relating to the Common Stock, par value $0.001 (the “Shares”), issued by Aegerion Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 5, 2015 and amended by Amendments No. 1, 2 and 3 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

Pursuant to the Nomination Agreement (the “Nomination Agreement”) entered into on March 29, 2015, by and among the Reporting Persons and the Issuer, the parties thereto agreed that, upon the request of the Reporting Persons, the Issuer would enter into a confidentiality agreement with the Reporting Persons governing the provision of the Issuer’s confidential information to the Reporting Persons.  On October 22, 2015, the Reporting Persons and the Issuer entered into such confidentiality agreement (the “Confidentiality Agreement”).

A copy of the Confidentiality Agreement is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement filed herewith.  A copy of the Nomination Agreement was filed as an exhibit to Amendment No. 1 of the Initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 1, 2015 and is incorporated herein by reference, and any description herein of the Nomination Agreement is qualified in its entirety by reference to the Nomination filed therewith.

Item 7.  Material to Be Filed as Exhibits.
Items 7 of the Initial Schedule 13D is hereby amended by adding the following:

1            Confidentiality Agreement

CUSIP No. 00767E102	Page 3 of 3 Pages
SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2015

SARISSA CAPITAL MANAGEMENT LP

By: /s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By: /s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By: /s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner